

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2023

Emmanuel Babeau
Chief Financial Officer
Philip Morris International Inc.
677 Washington Blvd, Suite 1100
Stamford, Connecticut 06901

> **Re: Philip Morris International Inc.**
> **Form 10-K for the Year Ended December 31, 2022**
> **Filed February 10, 2023**
> **File No. 001-33708**

Dear Emmanuel Babeau:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> Division of Corporation Finance
> Office of Manufacturing